FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

1 Azrieli Towers,
the Round Tower, 46th Floor (1 Givat Hatachmoshet Street),
Tel Aviv, Israel 67021
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        Further to our report on form 20-F dated as of July 15, 2003, we, Crow Technologies 1977 Ltd. (“Crow”), would like to announce that Silverboim Holdings Ltd. (“Silverboim”), our controlling shareholder, has closed a transaction, according to which it sold all of its shareholdings in Crow (2,039,892 shares of Ordinary Shares, par value NIS 0.25 per share) to Mr. Shmuel Melman, a shareholder and director of us, to Sender Holdings, and to Adv. Asher Barak, as a trustee (the “Change of Control Transaction”).

        Following the Change of Control Transaction, Mr. Melman (together with additional Ordinary Shares held by him prior to the Change of Control Transaction), Sender Holdings (together with additional Ordinary Shares held by it prior to the Change of Control Transaction) and Adv. Barak (as a trustee) (collectively, the “Purchasers”), will be (collectively) our controlling shareholders.

        The directors that were appointed by Silverboim ceased to serve as our directors.

        Concurrent with the Change of Control Transaction, Silverboim assigned to Mr. Melman and Sender Holdings the shareholders agreement with Shrem Fudim Kelner Technologies Ltd., which granted to Silverboim an irrevocable power of attorney to exercise its voting rights attached to its shares (in Crow) for a period of thirty months ending on December 28, 2003. The Purchasers have also signed a shareholders agreement according to which they shall vote together with regards to appointment of directors to our Board of Directors. Mr. Melman is also a party to a shareholders agreement with Gmull Investment Ltd. (“Gmull”), according to which he undertook to vote for Gmull nominee to the Board of Directors of us, in any action by our shareholders for the nomination of our directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 18, 2003	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Director